UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 13, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk raises sales and operating profit outlook for 2023

Bagsværd, Denmark, 13 October 2023 – Novo Nordisk today announced that the sales and operating profit growth at constant exchange rates (CER) for the first nine months of 2023 and that the full-year sales and operating profit outlook at CER have been raised.

In the first nine months of 2023, Novo Nordisk’s sales increased by 33% and operating profit increased by 37% both at CER.

Profit and loss (CER)	Third quarter 2023	First nine months 2023
Sales growth	38%	33%
Operating profit growth (EBIT)	47%	37%

The sales outlook for 2023 is updated, primarily reflecting higher full-year expectations for Ozempic® volumes sold in the US and gross-to-net sales adjustments for Ozempic® and Wegovy® in the US.

Outlook 2023 (CER)	Expectations 10 August	Expectations 13 October
Sales growth	27-33%	32-38%
Operating profit growth (EBIT)	31-37%	40-46%

Novo Nordisk’s full disclosure of the financial results for the first nine months of 2023 will be published on 2 November 2023.

The above expectations are based on assumptions including those described on pages 15 and 16 of the Financial report for the period 1 January 2023 to 30 June 2023 (Company Announcement No 52/2023).

The forward-looking statements on page 22 of the Financial report for the period 1 January 2023 to 30 June 2023 (Company Announcement No 52/2023) also apply to this company announcement.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 59,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com
Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Sina Meyer +45 3075 6656 azey@novonordisk.com
Frrederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 64 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 13, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer